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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3

                               (Amendment No. 3)

                             Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                       PHOENIX INVESTMENT PARTNERS, LTD.
                              (Name of the Issuer)

                       PHOENIX INVESTMENT PARTNERS, LTD.
                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                               PM HOLDINGS, INC.
                     (Name of the Persons Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   719085102
                                 (CUSIP Number)

                              Philip R. McLoughlin
                            Chief Executive Officer
                       Phoenix Investment Partners, Ltd.
                               56 Prospect Street
                          Hartford, Connecticut 06115
                                 (860) 403-5000
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

     Tracy L. Rich, Esq.        John S. Chapman, Esq.      Gregory V. Gooding, Esq.
   Senior Vice President &     J. Brett Pritchard, Esq.      Debevoise & Plimpton
       General Counsel          Lord, Bissell & Brook          875 Third Avenue
  Phoenix Home Life Mutual     115 South LaSalle Street    New York, New York 10022
     Insurance Company         Chicago, Illinois 60603
      One American Row
 Hartford, Connecticut 06115

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2), Regulation 14C ((S)(S)240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S)240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [_] A tender offer.
d. [_] None of the above.
Check the box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
Calculation of Filing Fee

--------------------------------------------------------------------------------
          Transaction valuation*                 Amount of filing fee**
          $433,895,397                           $86,779
--------------------------------------------------------------------------------

*The "transaction valuation" amount referred to above is approximately the sum of (i) the product of 19,424,865 outstanding shares of Common Stock and $15.75, the cash price per share to be paid in the merger, plus (ii) cash consideration of up to $58,232,771 to be paid for options to purchase 7,373,662 shares of Common Stock being surrendered in connection with the merger, plus (iii) cash consideration up to $69,721,002 to be paid for the 4,545,778 shares of Common Stock into which the 6% convertible subordinated debentures may be converted prior to the merger.
**In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction valuation by 1/50th of 1%.
[X]  Check the box if any part of the fee is offset as provided by
     (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid: $86,779
          Form or Registration No.: 14A
          Filing Party: Phoenix Investment Partners, Ltd.
          Date Filed: October 10, 2000

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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement") is being filed jointly by Phoenix Investment Partners, Ltd., a Delaware corporation ("PXP"), Phoenix Home Life Mutual Insurance Company, a New York mutual life insurance company ("Phoenix Home Life"), and PM Holdings, Inc., a Connecticut corporation ("PM Holdings"), in connection with the merger of a Delaware corporation to be formed by Phoenix Home Life with and into PXP, with PXP as the surviving entity, pursuant to an Agreement and Plan of Merger, dated September 10, 2000, among Phoenix Home Life, PM Holdings, a wholly-owned subsidiary of Phoenix Home Life, and PXP (as amended, the "Merger Agreement"). The independent directors committee of the board of directors of PXP unanimously recommended that the entire board of directors of PXP approve the merger agreement. PXP's board of directors, based on the recommendation of the independent directors committee, unanimously approved the merger agreement and recommended that it be submitted to PXP's stockholders for adoption. PXP's stockholders will be asked to vote upon and approve the Merger Agreement at a special meeting of the stockholders of PXP to be held on January 11, 2001.

     This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Concurrently with the filing of this Statement, PXP is filing a preliminary proxy statement relating to the solicitation of proxies for the special meeting (the "Proxy Statement"). The Proxy Statement is incorporated herein by reference. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Statement, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The information set forth on the cover page of the Proxy Statement and in the Proxy Statement under the caption "SUMMARY TERM SHEET - The Companies" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date, Quorum Requirement, and Vote Required" and on the cover page of the Proxy Statement is incorporated herein by reference.

     (c)-(d) The information set forth in the Proxy Statement under the caption "COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION" is incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Public Offerings and Repurchases of Common Stock" is incorporated herein by reference.

     (f) The information set forth in the Proxy Statement under the caption "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSONS.

     (a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Companies", "CURRENT MANAGEMENT OF PXP", "PHOENIX", "SPECIAL FACTORS - Interests of Certain Persons in the Merger; - Consequences of the Merger; - Principal Purposes of the Merger/Plans for Surviving Company After the Merger" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in the Proxy Statement and under the captions "SUMMARY TERM SHEET", "INFORMATION CONCERNING THE SPECIAL MEETING - Record Date, Quorum Requirement, and Vote Required", "SPECIAL FACTORS" and "THE MERGER AGREEMENT" is incorporated herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "INFORMATION CONCERNING THE SPECIAL MEETING", "SPECIAL FACTORS - Interests of Certain Persons in the Merger", "THE MERGER AGREEMENT - The Merger; Time of Closing; - Treatment of Stock Options" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT" is incorporated herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS" is incorporated herein by reference and Appendix C to the Proxy Statement is also incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the caption "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

     (f)      Not applicable.

ITEM 5.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

     (a) The information set forth in the Proxy Statement under the caption "RELATED PARTY TRANSACTIONS" is incorporated herein by reference.

     (b)-(c) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - Background of the Merger" is incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger; - Vote Required/Security Ownership of Phoenix and PXP's Directors and Executive Officers;
             - Interests of Certain Persons in the Merger", "THE MERGER AGREEMENT", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "RELATED PARTY TRANSACTIONS" is incorporated herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Consequences of the Merger; and - Principal Purposes of the Merger" and "SPECIAL FACTORS; - Consequences of the Merger; - Principal Purposes of the Merger/Plans for Surviving Company After the Merger" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Consequences of the Merger; and - Principal Purposes of the Merger", "SPECIAL FACTORS - Interests of Certain Persons in the Merger; - Consequences of the Merger; - Surviving Company After the Merger" and "PHOENIX" is incorporated herein by reference.

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Consequences of the Merger; - Recommendation of the Independent Directors Committee and PXP's Board of Directors; - Principal Purposes of the Merger; - Independent Directors Committee Considerations; - Interests of Certain Persons in the Merger; - Material Federal Income Tax Consequences", "SPECIAL FACTORS - Background of the Merger; - Recommendations of the Independent Directors Committee and Board of Directors;
             - Benefits and Detriments of the Merger to PXP and PXP's Public Stockholders; - Interests of Certain Persons in the Merger;
             - Consequences of the Merger; - Principal Purposes of the Merger/Plans for Surviving Company After the Merger; - U.S. Federal Income Tax Consequences" and "THE MERGER AGREEMENT" is incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Fairness Opinion of Salomon Smith Barney"; Vote Required/Security Ownership of Phoenix and PXP's Directors and Executive Officers", "SPECIAL FACTORS - Background of the Merger; - Recommendations of the Independent Directors Committee and Board of Directors; - Opinion of the Financial Advisor for the Independent Directors Committee; - Position of Phoenix and PM Holdings as to Fairness of the Merger", "THE MERGER AGREEMENT", "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA", "FINANCIAL PROJECTIONS", "COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION" and "SECURITY OWNERSHIP OF

             CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference and Appendix B to the Proxy Statement is also incorporated herein by reference.

     (f)     Not applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Fairness Opinion of Salomon Smith Barney" and "SPECIAL FACTORS - Background of the Merger; - Recommendations of the Independent Directors Committee and Board of Directors;
             - Opinion of the Financial Advisor for the Independent Directors Committee; - Financial Analysis of the Financial Advisor to Phoenix; - Position of Phoenix and PM Holdings as to the Fairness of the Merger" is incorporated herein by reference and Appendix B to the Proxy Statement is also incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - The Merger; - Financing; Source of Funds" and "THE MERGER AGREEMENT" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions "INFORMATION CONCERNING THE SPECIAL MEETING - Solicitation, Revocation and Use of Proxies" and "SPECIAL FACTORS - Fees and Expenses" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Financing; Source of Funds" and "SPECIAL FACTORS - Financing; Source of Funds" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Interests of Certain Persons in the Merger", "SPECIAL FACTORS - Interests of Certain Persons in the Merger", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "COMMON STOCK PURCHASE INFORMATION - Recent Transactions" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING", "INFORMATION CONCERNING THE SPECIAL MEETING" and "THE MERGER AGREEMENT" is incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Recommendation of the Independent Directors Committee and PXP's Board of Directors", "INFORMATION CONCERNING THE SPECIAL MEETING - Solicitation, Revocation and Use of Proxies" and "SPECIAL FACTORS - Background of the Merger; - Recommendations of the Independent Directors Committee and Board of Directors;
             - Position of Phoenix and PM Holdings as to Fairness of the Merger" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

     (a) The information set forth in the Proxy Statement under the captions "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" is incorporated herein by reference.

     (b)     Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b) The information set forth in the Proxy Statement under the caption "INFORMATION CONCERNING THE SPECIAL MEETING - Solicitation, Revocation and Use of Proxies" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

     (b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - Stockholder Lawsuit Challenging the Merger; and - Some Stockholders may seek Appraisal Rights" and "SPECIAL FACTORS - Stockholder Lawsuit Challenging the Merger; and - Some Stockholders may seek Appraisal Rights" is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     (a) Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to the Preliminary Proxy Statement filed concurrently with this Statement).

     (b)     None.

     (c)(1) Fairness Opinion of Salomon Smith Barney dated September 10, 2000 (incorporated herein by reference to Appendix B to the Proxy Statement filed as Exhibit (a) to this Statement).

     (c)(2) Presentation to the Independent Directors Committee of the Board of Directors of PXP prepared and presented by Salomon Smith Barney in connection with its fairness opinion dated September 10, 2000.

     (c)(3) Preliminary presentation to the Independent Directors Committee of the Board of Directors of PXP prepared and presented by Salomon Smith Barney dated August 10, 2000.

     (c)(4) Valuation Materials prepared and presented by Morgan Stanley Dean Witter dated July, 2000

     (d) Agreement and Plan of Merger, dated September 10, 2000, as amended, among Phoenix Home Life, PM Holdings and PXP (incorporated herein by reference to Appendix A to the Proxy Statement filed as Exhibit
             (a) to this Statement).

     (f) Statement of Appraisal Rights and Procedures (incorporated herein by reference to Appendix C to the Proxy Statement filed as Exhibit
             (a) to this Statement).

     (g)     None.

SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              PHOENIX INVESTMENT PARTNERS, LTD.

                              By:   /s/ Philip R. McLoughlin
                                    Philip R. McLoughlin
                                    Chief Executive Officer

                              PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY

                              By:   /s/ Robert W. Fiondella
                                    Robert W. Fiondella
                                    Chief Executive Officer

                              PM HOLDINGS, INC.

                              By:   /s/ Robert W. Fiondella
                                    Robert W. Fiondella
                                    Chief Executive Officer
Dated: December 11, 2000.

                                 EXHIBIT INDEX

     (a) Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to the Preliminary Proxy Statement, filed concurrently with this Statement).

     (c)(1) Fairness Opinion of Salomon Smith Barney dated September 10, 2000 (incorporated herein by reference to Appendix B to the Proxy Statement filed as Exhibit (a) to this Statement).

     (c)(2) Presentation to the Independent Directors Committee of the Board of Directors of PXP prepared and presented by Salomon Smith Barney in connection with its fairness opinion dated September 10, 2000.*

     (c)(3) Preliminary presentation to the Independent Directors Committee of the Board of Directors of PXP prepared and presented by Salomon Smith Barney dated August 10, 2000.*

     (c)(4) Valuation Materials prepared and presented by Morgan Stanley Dean Witter dated July, 2000.*

     (d) Agreement and Plan of Merger, dated September 10, 2000, as amended, among Phoenix Home Life, PM Holdings and PXP (incorporated herein by reference to Appendix A to the Proxy Statement filed as Exhibit (a) to this Statement).

     (f) Statement of Appraisal Rights and Procedures (incorporated herein by reference to Appendix C to the Proxy Statement filed as Exhibit (a) to this Statement).

____________________
* previously filed